Filed Pursuant to Rule 433

Registration Statement Number 333-191239

March 22, 2016

COMCAST CORPORATION

$350,000,000 2.75% NOTES DUE 2023

$700,000,000 3.15% NOTES DUE 2026

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC NBCUniversal Media, LLC

Issue of Securities:	2.75% Notes due 2023 3.15% Notes due 2026

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after deducting the underwriters’ discount and expenses, for working capital and general corporate purposes.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC Barclays Capital Inc. BNP Paribas Securities Corp.

Co-Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Lloyds Securities Inc.
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.
DNB Markets, Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC

Junior Co-Managers:	The Williams Capital Group, L.P.
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Lebenthal & Co., LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez and Company, Inc.

Trade Date:	March 22, 2016

Settlement Date:	March 30, 2016 (T+5)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2.75% Notes Due 2023

Aggregate Principal Amount:	$350,000,000. The 2.75% Notes due 2023 offered hereby will be a further issuance of and form a single series with the existing 2.75% Notes due 2023 issued by Comcast Corporation on February 23, 2016. Upon completion of this offering, Comcast Corporation will have $1,100,000,000 aggregate principal amount outstanding of its 2.75% Notes due 2023.

Maturity Date:	March 1, 2023

Interest Rate:	2.75% per annum (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2016 (interest will accrue from February 23, 2016)

Benchmark Treasury:	UST 1.50% due February 28, 2023

Benchmark Treasury Price/Yield:	98-22 / 1.701%

Spread to Benchmark:	+75 bps

Reoffer Yield:	2.451%

Optional Redemption:	The 2.75% Notes due 2023 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 1, 2023 (one month prior to the maturity of the Notes due 2023), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to February 1, 2023, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points. On and after February 1, 2023 (one month prior to the maturity of the Notes due 2023), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 2.75% Notes due 2023 may be issued. The 2.75% Notes due 2023 and any additional 2.75% Notes due 2023 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BR1 / US20030NBR17

Public Offering Price:	101.871% plus interest accrued from February 23, 2016 to, but excluding, March 30, 2016 ($989,236.11 in the aggregate for the additional 2.75% Notes due 2023 assuming a closing of the offering on March 30, 2016)

Underwriters’ Discount:	0.350%

Net Proceeds to Comcast, Before Expenses:	101.521% per $1,000 principal amount of 2.75% Notes due 2023 ($355,323,500) plus accrued interest of $989,236.11 for a total of $356,312,736.11

3.15% Notes Due 2026

Aggregate Principal Amount:	$700,000,000. The 3.15% Notes due 2026 offered hereby will be a further issuance of and form a single series with the existing 3.15% Notes due 2026 issued by Comcast Corporation on February 23, 2016. Upon completion of this offering, Comcast Corporation will have $2,200,000,000 aggregate principal amount outstanding of its 3.15% Notes due 2026.

Maturity Date:	March 1, 2026

Interest Rate:	3.15% per annum (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2016 (interest will accrue from February 23, 2016)

Benchmark Treasury:	UST 1.625% due February 15, 2026

Benchmark Treasury Price/Yield:	97-14 / 1.910%

Spread to Benchmark:	+90 bps

Reoffer Yield:	2.810%

Optional Redemption:	The 3.15% Notes due 2026 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to December 1, 2025 (three months prior to the maturity of the Notes due 2026), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to December 1, 2025, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points. On and after December 1, 2025 (three months prior to the maturity of the Notes due 2026), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.15% Notes due 2026 may be issued. The 3.15% Notes due 2026 and any additional 3.15% Notes due 2026 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BS9 / US20030NBS99

Public Offering Price:	102.861% plus interest accrued from February 23, 2016 to, but excluding, March 30, 2016 ($2,266,250.00 in the aggregate for the additional 3.15% Notes due 2026, assuming a closing of the offering on March 30, 2016)

Underwriters’ Discount:	0.450%

Net Proceeds to Comcast, Before Expenses:	102.411% per $1,000 principal amount of 3.15% Notes due 2026 ($716,877,000) plus accrued interest of $2,266,250.00 for a total of $719,143,250.00

It is expected that delivery of the notes will be made against payment therefor on or about March 30, 2016, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800)294-1322, RBC Capital Markets, LLC toll-free at (866)375-6829 or Wells Fargo Securities, LLC toll-free at (800)645-3751.